FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                January                            2004
                                -------------------------------    -------------
Commission File Number          000-29898
                                -------------------------------    -------------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        Form 20-F                          Form 40-F      X
                     ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No  X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                           Page No.
     --------                                                           --------

        1.           News Release dated January 6, 2004                    4
                     ("Nextel  Offers First  BlackBerry
                     Handheld With Speakerphone from RIM")

                                                                      Document 1
                                                                      ----------

[RIM logo omitted]
                                                                    News Release

[NEXTEL(TM)logo omitted]

                                                                 January 6, 2004

FOR IMMEDIATE RELEASE


Nextel Offers First BlackBerry Handheld With Speakerphone from RIM
------------------------------------------------------------------

BlackBerry 7510 handheld also features high resolution color screen; Integrates email, data, phone and Direct Connect services

Reston, Va and Waterloo, ON - Nextel Communications Inc. (NASDAQ: NXTL) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry 7510 Wireless Handheld(TM), the first BlackBerry(R) equipped with a speakerphone. The BlackBerry 7510 provides integrated access to one or multiple corporate and personal email accounts. It also features a built-in cell phone, personal organizer and web browser, supports Nextel Online(R) Wireless Web and is the only BlackBerry handheld to offer Nationwide Direct Connect(R) - the powerful coast-to-coast digital walkie-talkie service. Built on open standards such as Java(TM) 2 Micro Edition (J2ME), the BlackBerry 7510 can integrate with a variety of corporate data applications targeted to key vertical segments such as financial, government, distribution, professional services, real estate, field sales and service, construction and manufacturing. The BlackBerry 7510 operates on Nextel's guaranteed all-digital network in the U.S. to provide mobile professionals the freedom of reliable, nationwide access to important information and communications while on the go.

"BlackBerry has been an important part of our wireless business solutions strategy and we are pleased to introduce the first BlackBerry to offer an integrated speakerphone, in addition to always on email and access to Direct Connect that Nextel customers have come to expect," said Greg Santoro, vice president, Internet and wireless services, Nextel Communications. "The BlackBerry 7510 with its color screen and speakerphone furthers Nextel's commitment to providing customers greater access to the information they need to remain productive and connected whether in the office or on the road."

"The BlackBerry 7510 demonstrates RIM's continuing leadership in delivering wireless solutions that offer advanced wireless applications and features, excellent battery performance and push-based connectivity, which is critical for mobile professional services," said Mark Guibert, vice president, corporate marketing at Research In Motion. "The combination of Nextel's services with BlackBerry provides mobile professionals with a compelling productivity tool and provides developers with a powerful platform to build upon."

Introducing the Java(TM)-based BlackBerry 7510:
o An ideal solution for mobile professionals who want to manage all of their information and communications from a single, integrated handheld.

                                     -more-

o Integrated speakerphone for hands-free use while on a Direct Connect or digital cellular call.

o High-resolution color screen that supports over 65,000 colors while maintaining excellent battery performance.

o    Cradle-free wireless email synchronization.

o Integrated email attachment viewing that supports popular file formats (including: Microsoft(R) Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).

o    Push-based wireless architecture that delivers messages automatically.

o Wireless extension to existing email accounts with support for up to 10 corporate and personal email accounts from a single handheld (including:
     Microsoft(R) Exchange, IBM Lotus(R) Domino(TM) and/or a variety of popular Internet Service Provider (ISP) email accounts).

o An easy-to-use thumb-typing keyboard and navigation trackwheel for sending and receiving messages on the go.

o Backlit screen and keyboard for easy reading and typing during day or night.

o 16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery, optional extended battery and USB (Universal Serial Bus) connectivity for quick battery charging.

The BlackBerry 7510 from Nextel is available today through select Nextel retail stores, online at www.nextel.com/blackberry, or by calling
877-619-5037. Corporate customers can also contact their account manager. Handheld and airtime pricing are determined by Nextel and vary based on specific service plans.

Note to Editors: To download images of the new BlackBerry 7510 and other graphics and photos, please visit
http://www.rim.com/news/kit/media/downloads/index.shtml.
--------------------------------------------------------


About Nextel

Nextel Communications, a FORTUNE 300 company based in Reston, Va., is a leading provider of fully integrated wireless communications services and has built the largest guaranteed all-digital wireless network in the country covering thousands of communities across the United States. Today 95 percent of FORTUNE 500 companies are Nextel customers. Nextel and Nextel Partners, Inc. currently serve 293 of the top 300 U.S. markets where approximately 248 million people live or work.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###



                                     -more-

Media Contacts:
Rich Pesce
Nextel Communications
(703) 433-4927
rich.pesce@nextel.com
---------------------

Andrew Tingley
Brodeur Worldwide for RIM
(212) 771-3645
atingley@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net
--------------------------

Nextel Investors
Paul Blalock
703-433-4300

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Research In Motion Limited
                                 -----------------------------------------------
                                                 (Registrant)

Date:    January 6, 2004         By:  /s/       Angelo Loberto
         --------------------         ------------------------------------------
                                                  (Signature)
                                      Angelo Loberto
                                      Vice President, Finance